SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press release dated February 27, 2014 entitled “Telecom Argentina S.A. announces consolidated annual period (‘FY13’) and fourth quarter (‘4Q13’) results for fiscal year 2013*”

FOR IMMEDIATE RELEASE

Market Cap P$ 34.3 billion

February 27th , 2014

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated annual period (‘FY13’) and fourth

quarter (‘4Q13’) results for fiscal year 2013*

•	Consolidated Revenues amounted to P$27,287 million (+23.4% vs. FY12); Fixed Data +31.0% vs. FY12; Fixed Internet +26.5% vs. FY12; and Mobile business in Argentina +25.6% vs. FY12.

•	Mobile subscribers in Argentina: 20.1 million; +1.1 million (+5.9% vs. FY12).

•	Mobile Value Added Services in Argentina (Internet and Data): +32.6% vs. FY12; 58.1% of mobile Service Revenues.

•	Mobile ARPU reached P$66.8 per month in FY13 (+15.8% vs. FY12).

•	ADSL ARPU increased to P$124.7 per month in FY13 (+21.9% vs. FY12); monthly churn reached 1.4% in FY13.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$22,832 million (+25.2% vs. FY12); Employee benefits expenses +27.0%, Taxes +33.3% vs. FY12.

•	Operating Income Before Depreciation and Amortization reached P$7,564 million (+15.1% vs. FY12), 27.7% of Net Revenues.

•	Net Income amounted to P$3,254 million (+19.1% vs. FY12). Net Income attributable to Telecom Argentina amounted to P$3,202 million (+19.3% vs. FY12).

•	Capex increased to P$4,851 million in FY13 (+48.9% vs. FY12), 17.8% of Consolidated Revenues. Capex in 4Q13 increased by +82.7% vs. 4Q12.

•	Net Cash Position: P$5,354 million, an increase of P$1,706 million vs. FY12, due to the cash generation of the Group, after Telecom Argentina´s cash dividend payment of P$1,000 million and share buybacks for P$461 million.

	As of December, 31
(in million P$, except where noted)	2013	2012	Δ $	Δ %
Revenues	27,287	22,117	5,170	23.4%
Mobile Services	20,281	16,094	4,187	26.0%
Fixed Services	7,006	6,023	983	16.3%
Operating Income before D&A	7,564	6,570	994	15.1%
Operating Income	4,518	3,966	552	13.9%
Net Income attributable to Telecom Argentina	3,202	2,685	517	19.3%
Shareholders’ equity attributable to Telecom Argentina	11,783	9,959	1,824	18.3%
Net Financial Position—Cash	5,354	3,648	1,706	46.8%
CAPEX	4,851	3,257	1,594	48.9%
Fixed lines in service (in thousand lines)	4,124	4,128	(4)	-0.1%
Mobile customers (in thousand)	22,508	21,276	1,232	5.8%
Personal (Argentina)	20,088	18,975	1,113	5.9%
Núcleo (Paraguay) -including Wimax customers-	2,420	2,301	119	5.2%
Broadband accesses (in thousand)	1,707	1,629	78	4.8%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	52.5	48.2	4.3	8.9%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	66.8	57.7	9.1	15.8%
Average Revenue per user (ARPU) ADSL (in P$)	124.7	102.3	22.4	21.9%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, February 27, 2014—Telecom Argentina (“Telecom”)—(NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$3,254 million for the annual period ended December 31, 2013, or +19.1% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$3,202 million (+19.3% vs. FY12).

	FY13	FY12	Δ $	Δ %
Consolidated Revenues (MMP $)	27,287	22,117	5,170	23.4%
Net Income attributable to Telecom (MMP$)	3,202	2,685	517	19.3%
Earnings attributable to Telecom per Share (P$)	3.27	2.73	0.54
Earnings attributable to Telecom per ADR (P$)	16.26	13.64	2.62
Operating Income before D&A *	27.7%	29.7%
Operating Income *	16.6%	17.9%
Net Income*	11.9%	12.4%

*	As a percentage of Consolidated Revenues

Note: By the end of FY13, the average of ordinary shares outstanding amounted to 978,939,079

During FY13, Consolidated Revenues increased by 23.4% to P$27,287 million (+P$5,170 million vs. FY12), mainly fueled by the Mobile Services, Fixed Data and Broadband business. Moreover, Operating Income amounted to P$4,518 million (+P$552 million vs. FY12).

Consolidated Operating Revenues

Mobile Services

During FY13 clients continued to increase, reaching 22.5 million as of the end of December 2013, representing an increase of 1.2 million (+5.8%) since December 31, 2012.

Revenues to third parties amounted to P$20,281 million (+26.0% vs. FY12) thanks to usage stimulation of value added services (‘VAS’), to convenient offers that are adopted to the needs of clients, and to the growth coming from equipments sales.

Telecom Personal in Argentina

As of December 31, 2013, Personal reached 20.1 million subscribers in Argentina (+5.9% or +1.1 million vs. FY12) where postpaid clients represented 32% of the subscriber base.

In FY13, Revenues from third parties reached P$19,129 million (+P$3,902 million or +25.6% vs. FY12) while Service Revenues (excluding equipment sales) amounted to P$16,003 million (+20.2% vs. FY12), with 58.1% corresponding to VAS revenues (vs. 52.7% in FY12). VAS revenues amounted to P$9,300 million (+32.6% vs. FY12). Moreover, equipment sales increased by 63.2% vs. FY12, reaching P$3,126 million.

During FY13 the Average Monthly Revenue per User (‘ARPU’) reached P$66.8 (+15.8% vs. FY12). Moreover, the overall traffic of voice minutes remained stable in 22.2 billion of minutes in FY13. SMS traffic decreased by -6% vs. FY12, due to the migration to instant messages, showing a preference for other alternatives of VAS offered by Personal.

2	www.telecom.com.ar

Initiatives

During 4Q13, in the holiday season, Personal presented an aggressive commercial offer with a 50% discount in smartphones, in order to continue promoting the upgrade of the customer base equipments thus stimulating value added services usage. In addition, Personal continued with its strategy based on usage convenience, through campaigns of credit recharges and with special benefits to clients under the fidelity program ‘Club Personal’.

Moreover, Personal continued strengthening their customer care channels by the implementation of a new system, NPS (Net Promoter System), where clients are the key point, with the objective of bringing an innovative and quality experience and, as a result of it, increasing customer loyalty and recommendations.

Additionally, together with the technological reconversion plan and the expansion of the mobile network, Personal launched free access Wi-Fi at airports, malls and stadiums. The objective of this initiative was to enhance access to mobile internet improving the browsing experience and clients’ communications in high data traffic areas. “Personal Wi-fi”, is a technological solution that allows the improvement of calls and SMS quality, diverting data traffic to an own Wi-Fi network, and thereby making available network resources for these basic services.

Finally, consolidating its brand position associated to music, Personal organized the 9th edition of the ‘Personal Fest’, the most important international music festival in Argentina with more than 50,000 fans in two days and more than 400,000 visits over Personals’ web page becoming a milestone in the calendar of International Music events.

Telecom Personal in Paraguay (‘Núcleo’)

As of December 31, 2013, Nucleo’s subscriber base reached 2.4 million clients (+5.2% vs. FY12). Prepaid and postpaid customers represented 80% and 20% (vs. 19% on postpaid in FY12), respectively.

Nucleo generated revenues from third parties equivalent to P$1,152 million during FY13 (+32.9% vs. FY12), influenced by the evolution of the peso against the Guarani (+33% yoy). VAS revenues amounted to P$583 million (+38.5% vs. FY12) representing 53.8% of FY13 service revenues (vs. 50.4% in FY12).

Moreover, the level of mobile ARPU reached Gs.27.5 thousand in FY13 (equivalent to P$34.6).

The focus is to maintain the revenue share position in a context with a lower growth of private consumption.

3	www.telecom.com.ar

Fixed Services (Voice, Data & Internet)

During FY13 revenues generated by fixed services amounted to P$7,006 million, +16.3% vs. FY12; with Data revenues (+31.0% vs. FY12) and Internet (+26.5% vs. FY12) growing the most in this segment in relative terms.

Voice

Total revenues for this service reached P$3,442 million in FY13 (+7.1% vs. FY12). A portion of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$1,395 million, an increase of P$89 million or +6.8% vs. FY12 mainly due to the higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$1,121 million, an increase of P$89 million or +8.6% vs. FY12 due to higher revenues in non-regulated supplementary services. The customer base surpassed 4.1 million lines in service.

As a result of these increases, the average monthly bill per user (ARBU) reached P$52.5 in FY13, +8.9% vs. FY12.

Fixed and mobile interconnection revenues reached P$547 million (+6.0% vs. FY12). Meanwhile, other revenues totaled P$379 million (+5.3% vs. FY12)

During 4Q13 Telecom continued promoting the sale of Aladino handset bundled new lines and ADSL.

Data and Internet

Data revenues amounted to P$963 million (+P$228 million or +31.0% vs. FY12), where the focus was to strengthen the position of Telecom as an integrated ICT provider, offering a wide variety of services.

During 4Q13, Telecom Argentina offered new products and services for the corporate and government segments. Among them were: Redes de Circuitos Financieros, a financial network solution that enables financial institutions to establish a different and exclusive network with all transactional banks and retails that require to process operations; Aplicaciones Móviles Empresariales (AME), a Mobile Corporate App that allows customers to take their businesses applications to mobile devices in a safety and reliable manner, assuring the integrity of data and transactions. The main function of this platform is becoming a bridge between mobile information from each member of a Company and the data of it. Lastly, Firewall de Applications Web, which is an application firewall service used as a new generation solution for preventive safety.

Revenues related to Internet totaled P$2,521 million (+P$528 million or +26.5% vs. FY12), due to the increase in the customer base in the quarter together with a commercial offer with higher speeds that can be rendered to the investments executed.

4	www.telecom.com.ar

As of December 31, 2013, Telecom surpassed 1.7 million ADSL accesses (+4.8% vs. FY12) with an increase in net adds in 4Q13 (around +38 thousand). These connections represented 41.4% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$124.7 in FY13, +21.9% when compared to FY12 and the monthly churn rate was 1.4% in FY13.

During November 2013, Arnet continued with its 360º campaign, through the launch of ‘Llamadas Libres a Celulares’ (Free calls to mobiles) as a complement of Arnet services + local calls with the objective of enriching the offer with value added proposals. This product allows local calls from a fixed number to any mobile, at convenient prices.

Consolidated Operating Costs

Consolidated Operating Costs, (including ‘Results on disposal of PP&E and write-down of PP&E’ that amounted P$173 million in FY13), totaled P$22,832 million in FY13, an increase of P$4,602 million, or +25.2% vs. FY12. The increase is a consequence of higher labor costs, costs of handsets with new features and taxes associated to revenues.

The cost breakdown is as follows:

• Employee benefit expenses and severance payments totaled P$4,152 million (+27.0% vs. FY12), mainly affected by increases in salaries to the unionized employees due to the Collective Bargaining agreement reached on July, 2013, as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts, and to an increase in the number of unionized employees. Total employees (including temporary employees) at the end of the period totaled 16,581.

• Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,829 million, +7.1% vs. FY12. This increase resulted from higher Data and SMS roaming costs as well as charges of lease of circuits.

• Fees for services, maintenance and materials and supplies amounted to P$2,641 million (+25.2% vs. FY12), principally due to increases in the maintenance of radiobases, systems and real estate in the mobile business; a higher charge of maintenance of systems licenses and higher maintenance and restyling costs in some buildings. In addition, price increases were granted to suppliers associated to higher costs in both fixed and mobile segments.

• Taxes and fees with regulatory authorities reached P$2,689 million (+33.3% vs. FY12), impacted mainly by a higher volume of revenues, a higher incidence in turnover taxes derived from increases in municipal jurisdictions, higher municipal taxes and higher levies of the regulatory authority.

5	www.telecom.com.ar

• Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$2,203 million (+13.0% vs. FY12), mainly due to the increase in commissions paid to commercial agents associated with the increase in sales. Agent commissions capitalized as SAC amounted to P$551 million (+75.5% vs. FY12).

• Cost of handsets sold totaled P$3,111 million (+52.3% vs. FY12), due to an increase in the participation of high-end handsets that maximizes VAS usage, that resulted in higher unit prices. This was partially compensated by a lower quantity of handsets sold. Deferred costs from SAC amounted to P$255 million (- 44.9% vs. FY12).

• Advertising amounted to P$656 million (-0.6% vs. FY12), mainly derived from lower commercial expenses and campaigns in comparison to FY12.

• Depreciations and Amortizations reached P$2,873 million (+10.0% vs. FY12). PP&E depreciation amounted to P$1,983 million (+10.7% vs. FY12); SAC and services connection costs amortization totaled P$867 million (+8.8% vs. FY12); and other intangible assets amortization reached P$23 million, same level that the one achieved in FY12.

• Other Costs totaled P$2,505 million (+33,9% vs. FY12). This increase was mainly due to costs of VAS that totaled P$708 million (+117.2% vs. FY12), related to the increase of those sales, especially in the mobile business. Bad debt expenses reached P$283 million (+2.9% vs. FY12) representing 1.2% of consolidated costs and 1.0% of consolidated revenues, while charges related to lawsuits and other contingencies amounted to P$270 million in FY13 (+76.5% vs. FY12). The recovery of restructuring costs amounted to P$8 million in FY13 and is related to the finalization of the Restructuring Plan initiated by the Telecom Group in the last quarter of 2012.

Consolidated Financial Results

Financial results resulted in a gain of P$528 million, an increase of P$299 million or +130.6% vs. FY12. This was mainly due to a gain in net financial interest of P$632 million in FY13 (+P$363 million vs. FY12) based on a higher net financial position (Cash) partially compensated by losses for FX results of P$279 million in FY13 (vs. losses of P$46 million in FY12).

Consolidated Net Financial Position

As of December 31, 2013, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$5,354 million in cash, an improvement of P$1,706 million vs. Net Financial Position as of December 31, 2012, thanks to the cash generation of the Group and after a cash dividend payment of P$1,000 million in 4Q13 and share buybacks for P$461 million.

Financial Results

(In million P$)

	FY12	FY13
Net Interests	$ 269	$ 632
FX results	-$ 46	-$ 279
Others	$ 6	$ 175

Total	$ 229	$ 528

6	www.telecom.com.ar

Capital Expenditures

During FY13, the Company invested P$4,851 million (+48.9% vs. FY12). This amount was allocated to Fixed Services (P$2,155 million) and Mobile services (P$2,696 million). In relative terms, capex reached 17.8% of consolidated revenues.

The main capital expenditures in the fixed business were associated to the reconversion plan of the network that implies the replacement of copper connections with fiber optic in different points (FTTC or Fiber to the Cabinet, FTTB or Fiber to the Building and FTTH or Fiber to the Home) to enhance the broadband portfolio and improve user experience. This evolution to new technologies contributes to optimize service quality in terms of stability and availability.

In the mobile business, the technological reconversion plan of the network continues, mainly by the installation of the second 3G carrier, on national scale, that allows the optimization of mobile services throughout the country, increasing capacity to cope with the incremental demand of data traffic.

Relevant Matters

The Board of Directors on its meeting held on December 13th, 2013 decided to determine the total withdrawal and distribution to Shareholders of the Reserve for Future Cash Dividend in the amount of P$1 billion. The constitution of the referred Reserve was approved in the second part of the Annual General Ordinary Shareholders’ Meeting on April 23rd, 2013, adjourned to May 21st, 2013. The dividend was made available on December 27th, 2013. The amount distributed was equivalent to approximately P$1.0318 per share outstanding and approximately P$5.1591 per ADR, before the deductions, if applicable, of Personal Asset Tax and Income Tax.

As of December 31st, 2013, Telecom Argentina has acquired 15,221,373 of its own shares for P$461 million, with an average price per share of P$30.24 (1.55% of the Capital stock).

On December 17th, 2013, SC Resolution No. 26/13 was issued. This Resolution establishes mandatory per second billing for mobile services stating, specifying that billing must be entirely per second after the first indivisible fraction of 30 seconds.

On November 14th, 2013, Telecom Italia SpA and Telecom Italia International N.V. (the “Sellers”), as well as Tierra Argentea S.A. (“Tierra Argentea”), a company controlled by the sellers, have accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in Telecom Argentina, held by the Sellers, through its subsidiaries Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Tierra Argentea. On December, 10th, 2013, Tierra Argentea formalized the transfer to the Fintech

7	www.telecom.com.ar

Group of the Class B Shares of Telecom Argentina, representative of 1.58% of the capital stock of Telecom Argentina and Nortel’s ADRs representative of 8% of total Prefer B Shares. The sale of the Shares of Sofora is conditional upon obtaining certain required regulatory approvals. As of December, 31st, 2013, economic interest of Telecom Italia in Telecom Argentina totaled 19.3%.

****************

8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2013, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411)4968 3743	Solange Barthe Dennin (5411)4968 3752	Gustavo Tewel (5411)4968 3718	Ruth Fuhrmann (5411)4968 4448	Antonella Papaleo (5411)4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	12/31/13	12/31/12	Δ $	Δ %
Cash and cash equivalents	5,224	3,160	2,064	65.3%
Investments	123	563	(440)	-78.2%
Trade receivables	2,986	2,181	805	36.9%
Other Receivables	1,418	1,082	336	31.1%
Total current assets	9,751	6,986	2,765	39.6%
Financial Investments	242	69	173	—
Trade receivables	21	23	(2)	-8.7%
Property, plant and equipment	11,226	9,035	2,191	24.3%
Intangible assets	1,519	1,514	5	0.3%
Other Receivables	371	182	189	103.8%
Total non-current assets	13,379	10,823	2,556	23.6%
Total Assets	23,130	17,809	5,321	29.9%
Trade payables	6,130	3,659	2,471	67.5%
Deferred revenues	423	362	61	16.9%
Financial debt	15	43	(28)	-65.1%
Salaries and social security payables	741	635	106	16.7%
Income tax payables	801	458	343	74.9%
Other taxes payables	667	552	115	20.8%
Other liabilities	49	40	9	22.5%
Provisions	224	134	90	67.2%
Total current liabilities	9,050	5,883	3,167	53.8%
Trade payables	1	20	(19)	-95.0%
Deferred revenues	453	329	124	37.7%
Financial debt	220	101	119	117.8%
Salaries and social security payables	118	128	(10)	-7.8%
Deferred income tax liabilities	126	220	(94)	-42.7%
Income tax payables	10	12	(2)	-16.7%
Other liabilities	68	51	17	33.3%
Provisions	1,033	907	126	13.9%
Total non-current liabilities	2,029	1,768	261	14.8%
TOTAL LIABILITIES	11,079	7,651	3,428	44.8%
Equity attributable to owners of the Parent	11,783	9,959	1,824	18.3%
Noncontrolling interest	268	199	69	34.7%
TOTAL EQUITY	12,051	10,158	1,893	18.6%
TOTAL LIABILITIES AND EQUITY	23,130	17,809	5,321	29.9%

2-	Consolidated Loans

	12/31/13	12/31/12	Δ $	Δ %
Banks and other financial Institutions	10	40	(30)	-75.0%
Accrued interest	5	3	2	66.7%
Total Current Loans	15	43	(28)	-65.1%
Banks and other financial institutions	220	101	119	117.8%
Total Non Current Loans	220	101	119	117.8%
Total Loans	235	144	91	63.2%

Cash and cash equivalents, and Financial Investments	5,589	3,792	1,797	47.4%
Net Financial Position—Cash	5,354	3,648	1,706	46.8%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

3-	Consolidated Income Statements

	12/31/13	12/31/12	Δ $	Δ %
Revenues	27,287	22,117	5,170	23.4%
Other income	63	79	(16)	-20.3%
Total Revenues & Other Income	27,350	22,196	5,154	23.2%
Consolidated Operating Costs	(22,832)	(18,230)	(4,602)	25.2%
Operating income	4,518	3,966	552	13.9%
Finance results, net	528	229	299	130.6%
Net income before income tax expense	5,046	4,195	851	20.3%
Income tax expense	(1,792)	(1,463)	(329)	22.5%
Net income	3,254	2,732	522	19.1%
Attributable to:
Telecom Argentina	3,202	2,685	517	19.3%
Noncontrolling interest	52	47	5	10.6%
Operating income before D&A	7,564	6,570	994	15.1%
As % of Revenues	27.7%	29.7%

Finance Income and Expenses	12/31/13	12/31/12	Δ $	Δ %
Finance Income
Interest on time deposits	614	291	323	111.0%
Gains on other investments (notes and bonds)	39	3	36	—
Interest on receivables	124	89	35	39.3%
Interest with third parties	5	—	5	—
Foreign currency exchange gains	489	161	328	—
Others	145	26	119	—
Total finance income	1,416	570	846	148.4%
Finance expenses
Interest on financial debt	(17)	(13)	(4)	30.8%
Interest on taxes and accounts payable	(19)	(16)	(3)	18.8%
Interest on provisions	(75)	(82)	7	-8.5%
Loss on discounting of other liabilities	(8)	(19)	11	-57.9%
Foreign currency exchange losses	(768)	(207)	(561)	—
Others	(1)	(4)	3	-75.0%
Total finance expenses	(888)	(341)	(547)	160.4%

	528	229	299	130.6%

4-	Consolidated Income Statements

Three Months Comparison	12/31/13	12/31/12	Δ $	Δ %
Revenues	7,460	6,092	1,368	22.5%
Other income	37	63	(26)	-41.3%
Total Revenues & Other Income	7,497	6,155	1,342	21.8%
Consolidated Operating Costs	(6,242)	(4,992)	(1,250)	25.0%
Operating income	1,255	1,163	92	7.9%
Finance results, net	151	70	81	115.7%
Net income before income tax expense	1,406	1,233	173	14.0%
Income tax expense	(513)	(424)	(89)	21.0%
Net income	893	809	84	10.4%
Attributable to:
Telecom Argentina	878	794	84	10.6%
Noncontrolling interest	15	15	—	0.0%
Operating income before D&A	2,010	1,844	166	9.0%
As % of Revenues	26.9%	30.3%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

5-	BREAKDOWN OF THE INCOME STATEMENTS

	12/31/13	12/31/12	Δ $	Δ %
REVENUES FROM SERVICES	24,012	20,089	3,923	19.5%
Fixed Services	6,926	5,942	984	16.6%
Voice	3,442	3,214	228	7.1%
Retail Voice	2,656	2,475	181	7.3%
Monthly Charges	1,121	1,032	89	8.6%
Measured Services	1,395	1,306	89	6.8%
Others	140	137	3	2.2%
Wholesale	786	739	47	6.4%
Interconnection	547	516	31	6.0%
Others	239	223	16	7.2%
Data	963	735	228	31.0%
Internet	2,521	1,993	528	26.5%
Mobiles Services	17,086	14,147	2,939	20.8%
Telecom Personal	16,003	13,312	2,691	20.2%
Voice	6,703	6,299	404	6.4%
Retail Voice	4,773	4,461	312	7.0%
Monthly Charges	2,369	2,137	232	10.9%
Measured Services	2,005	1,961	44	2.2%
Roaming	217	179	38	21.2%
Others	182	184	(2)	-1.1%
Wholesale	1,930	1,838	92	5.0%
Interconnection (CPP and TLRD)	1,634	1,568	66	4.2%
Roaming	266	247	19	7.7%
Others	30	23	7	30.4%
Data	7,212	5,765	1,447	25.1%
Internet	2,088	1,248	840	67.3%
Núcleo	1,083	835	248	29.7%
Voice	500	414	86	20.8%
Retail Voice	388	329	59	17.9%
Monthly Charges	140	102	38	37.3%
Measured Services	238	212	26	12.3%
Roaming	7	7	0	0.0%
Others	3	8	(5)	-62.5%
Wholesale	112	85	27	31.8%
Interconnection (CPP and TLRD)	79	62	17	27.4%
Roaming	33	23	10	43.5%
Data	313	267	46	17.2%
Internet	270	154	116	75.3%
REVENUES FROM EQUIPMENT SALES	3,275	2,028	1,247	61.5%
Fixed Services	80	81	(1)	-1.2%
Voice	50	55	(5)	-9.1%
Data	25	19	6	31.6%
Internet	5	7	(2)	-28.6%
Mobiles Services	3,195	1,947	1,248	64.1%
Equipments (Personal)	3,126	1,915	1,211	63.2%
Equipments (Núcleo)	69	32	37	115.6%
REVENUES	27,287	22,117	5,170	23.4%
OTHER INCOME	63	79	(16)	-20.3%
Fixed	33	75	(42)	-56.0%
Mobile	30	4	26	—
TOTAL REVENUES & OTHER INCOME	27,350	22,196	5,154	23.2%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison	12/31/13	12/31/12	Δ $	Δ %
REVENUES FROM SERVICES	6,398	5,555	843	15.2%
Fixed Services	1,861	1,586	275	17.3%
Voice	890	828	62	7.5%
Retail Voice	687	637	50	7.8%
Monthly Charges	288	264	24	9.1%
Measured Services	366	338	28	8.3%
Others	33	35	(2)	-5.7%
Wholesale	203	191	12	6.3%
Interconnection	140	131	9	6.9%
Others	63	60	3	5.0%
Data	277	207	70	33.8%
Internet	694	551	143	26.0%
Mobiles Services	4,537	3,969	568	14.3%
Telecom Personal	4,241	3,739	502	13.4%
Voice	1,736	1,744	(8)	-0.5%
Retail Voice	1,225	1,212	13	1.1%
Monthly Charges	618	584	34	5.8%
Measured Services	506	528	(22)	-4.2%
Roaming	52	44	8	18.2%
Others	49	56	(7)	-12.5%
Wholesale	511	532	(21)	-3.9%
Interconnection (CPP and TLRD)	440	425	15	3.5%
Roaming	62	101	(39)	-38.6%
Others	9	6	3	50.0%
Data	1,822	1,637	185	11.3%
Internet	683	358	325	90.8%
Núcleo	296	230	66	28.7%
Voice	140	111	29	26.1%
Retail Voice	115	87	28	32.2%
Monthly Charges	46	27	19	70.4%
Measured Services	66	57	9	15.8%
Roaming	2	2	—	0.0%
Others	1	1	—	0.0%
Wholesale	25	24	1	4.2%
Interconnection (CPP and TLRD)	22	13	9	69.2%
Roaming	3	11	(8)	-72.7%
Data	79	73	6	8.2%
Internet	77	46	31	67.4%
REVENUES FROM EQUIPMENT SALES	1,062	537	525	97.8%
Fixed Services	31	20	11	55.0%
Voice	10	14	(4)	-28.6%
Data	21	4	17	—
Internet	0	2	(2)	-100.0%
Mobiles Services	1,031	517	514	99.4%
Equipments (Personal)	1,017	507	510	100.6%
Equipments (Núcleo)	14	10	4	40.0%
REVENUES	7,460	6,092	1,368	22.5%
OTHER INCOME	37	63	(26)	-41.3%
Fixed	15	61	(46)	-75.4%
Mobile	22	2	20	—
TOTAL REVENUES & OTHER INCOME	7,497	6,155	1,342	21.8%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

7-	CONSOLIDATED INCOME STATEMENTS

	12/31/13	12/31/12	Δ $	Δ %
Revenues	27,287	22,117	5,170	23.4%
Other income	63	79	(16)	-20.3%
Total Revenues & Other Income	27,350	22,196	5,154	23.2%
Employee benefit expenses and severance payments	(4,152)	(3,269)	(883)	27.0%
Interconnection costs and other telecommunication charges	(1,829)	(1,707)	(122)	7.1%
Fees for services, maintenance, materials and supplies	(2,641)	(2,109)	(532)	25.2%
Taxes and fees with the Regulatory Authority	(2,689)	(2,018)	(671)	33.3%
Commissions	(2,203)	(1,949)	(254)	13.0%
Cost of equipments and handsets	(3,111)	(2,043)	(1,068)	52.3%
Advertising	(656)	(660)	4	-0.6%
Cost of Value Added Services	(708)	(326)	(382)	117.2%
Provisions	(270)	(153)	(117)	76.5%
Bad debt expenses	(283)	(275)	(8)	2.9%
Recovery (costs) restructuring	8	(90)	98	—
Other operating expenses	(1,252)	(1,027)	(225)	21.9%
Total Operating expenses before D&A	(19,786)	(15,626)	(4,160)	26.6%
Operating income before D&A	7,564	6,570	994	15.1%
D&A	(2,873)	(2,612)	(261)	10.0%
Results on disposal of PP&E and write-down of PP&E	(173)	8	(181)	—
Operating income	4,518	3,966	552	13.9%
Financial Income	1,416	570	846	148.4%
Financial Costs	(888)	(341)	(547)	160.4%
Net income before income tax expense	5,046	4,195	851	20.3%
Income tax expense	(1,792)	(1,463)	(329)	22.5%
Net Income	3,254	2,732	522	19.1%

Attributable to:
Telecom Argentina	3,202	2,685	517	19.3%
Noncontrolling interest	52	47	5	10.6%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2013

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison	12/31/13	12/31/12	Δ $	Δ %
Revenues	7,460	6,092	1,368	22.5%
Other income	37	63	(26)	-41.3%
Total income	7,497	6,155	1,342	21.8%
Employee benefit expenses and severance payments	(1,156)	(901)	(255)	28.3%
Interconnection costs and other telecommunication charges	(443)	(493)	50	-10.1%
Fees for services, maintenance, materials and supplies	(764)	(546)	(218)	39.9%
Taxes and fees with the Regulatory Authority	(735)	(564)	(171)	30.3%
Commissions	(596)	(527)	(69)	13.1%
Cost of equipments and handsets	(942)	(522)	(420)	80.5%
Advertising	(204)	(185)	(19)	10.3%
Cost of Value Added Services	(205)	(115)	(90)	78.3%
Provisions	(45)	(41)	(4)	9.8%
Bad debt expenses	(62)	(57)	(5)	8.8%
Recovery (costs) restructuring	8	(90)	98	—
Other operating expenses	(343)	(270)	(73)	27.0%
Total Operating expenses before D&A	(5,487)	(4,311)	(1,176)	27.3%
Operating income before D&A	2,010	1,844	166	9.0%
D&A	(743)	(685)	(58)	8.5%
Results on disposal of PP&E and write-down of PP&E	(12)	4	(16)	—
Operating income	1,255	1,163	92	7.9%
Financial Income	557	176	381	—
Financial Costs	(406)	(106)	(300)	—
Net income before income tax expense	1,406	1,233	173	14.0%
Income tax expense	(513)	(424)	(89)	21.0%
Net Income	893	809	84	10.4%

Attributable to:
Telecom Argentina	878	794	84	10.6%
Noncontrolling interest	15	15	—	0%

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 5, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman